24-16157



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

GLOBAL MEDIA AFFILIATES, INC.
(Exact Name of Issuer as Specified in its Charter)

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

125 HILLCREST DR. #6, ENCINITAS, CA. 92024
818-448-3365
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

BARBARA FRANK
THE UPS STORE, 1350 E. FLAMINGO RD.
LAS VEGAS, NV 89119
702.732.0024
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)

	20-5102585
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

"This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A."

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on November 18, 2006.

GLOBAL MEDIA AFFILIATES, INC.



By: Justin Guisinger, Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: 11-18-06



Justin Guisinger, Secretary